                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of a presentation by Vyomesh Joshi, HP's President, Imaging and Printing Systems, at a February 27, 2002 security analyst meeting. The video and the transcript of Mr. Joshi's presentation are posted on HP's external web sites, www.VotetheHPway.com and www.hp.com. The slides used in connection with Mr. Joshi's presentation were filed by HP with the Securities and Exchange Commission on February 27, 2002 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.


VYOMESH JOSHI:

Good morning, everyone. What I want to do today is to talk about imaging and printing systems -- especially how we're going to continue to grow both the top line and bottom line -- and I think that's what I would like to talk about. And the other important thing I want to talk about is [the] HP/Compaq merger and implications of that and actually how that can really enable us to continue to grow our top line and bottom line.

We all know and we all love [the] imaging and printing business. It's a great business, it's 20 billion dollars. And one of the key things we always keep track of is the installed base -- it's 225 million now. It will cross 250 million this year. And the Inkjet printers, we have talked about, in 17 years we have done first 100 million and in the next three years we will do the next 100 million. We are on track to do that. By next April timeframe we will cross 200 million Inkjet printers.

The key thing here is it's a great business today, but how do we really invest into this business so that we can continue to grow it? And as Carly [Fiorina] talked about it, we want to grow both top line and bottom line double-digits. And that's the thing which I really want to focus on. We had a great first quarter -- outstanding first quarter. And when you look at it competitively, people talk about -- especially our competitors have recently said that their growth rates, they are talking about four to six percent. And if you continue to be in [a] PC-centric model for [the] imaging and printing business, you are going to see those kind of growth rates. I think what we need to do is to really break out of that and how do we grow our revenues and profits faster than the competitors and really into double-digits?

One of the key things that I want to show here is if you look at our competitors, the growth rates in the last two quarters are very different. Look at Lexmark, it's going down -- even the profit side. It's a very similar story when you look at the operating profit. And the baseline also is much lower than Hewlett-Packard.

The reason I'm emphasizing this is because it's really important for us to really say what growth opportunities we have so we can grow our business double-digit. You have seen this before, but this is very, very important to us. When you look at trillions of pages being printed every year only four percent is through digital printing. The remaining 96 percent is the opportunity. And that 96 percent is not going to be really accessed using [a] PC-centric model. We need to really think about transformation.

And that transformation we need to do is about the content transformation and printing transformation. This is the reason why we have shown the acquisition of Indigo which should be complete by [an] April timeframe. This is the reason why the HP and Compaq merger makes sense.

Because to really make this thing happen we need to do what I call content transformation. If you think about, from [a] PC-centric to Internet-centric world, the way business processes are developed is very different. In the `80s -- and I'm with HP for 21 years -- I was involved with my team in the whole revolution of desktop publishing. We figured out how to really change the publishing process and bring it to the desktop and work with our partners and Microsoft in terms of making desktop publishing happen.

And from that experience, what we have learned is you need to really understand the dynamics of the market, dynamics of the technology transformation happening. So what's happening today is you have the Internet infrastructure and the applications written for that Internet infrastructure -- Oracle, SAP for supply chain, PeopleSoft. The CRM applications are very different than supply chain applications, and there is no real unified way for how content is created across these applications for Internet infrastructure.

Hewlett-Packard with our experience in understanding the capture side of the business and the printing side of the business, working with partners like Adobe, we will figure out how to really unify content creation, management, and delivery of the content. What I said is the whole supply chain of the content -- if you think about a supply chain kind of concept with the content -- we will be able to really do this transformation working with our partners.

Why is this important? Because we want to create content once, and then print it, publish it, or distribute and store it anytime, anyplace. And this really is a requirement if you want to use that 96 percent -- to convert that content from personalization point of view and customization point-of-view.

So for imaging and printing, the way I look at this business is we have to really think about [it] from Chapter One -- that we're really successful, we're number one in lasers, we're number one in ink, and the installed base I talked about. We need to really move to the Chapter Two. And this Chapter Two is going to be very different. And the thing that we need to do to be successful in this Chapter Two is going to be very different than what we have done. Of course we'll leverage our core competencies, but things we need to really do for Chapter Two is going to be really based on the Internet infrastructure understanding -- not only understanding the design capability, the content transformation, but a very different go-to-market model.

The three key things that we will need for this transformation are the Internet infrastructure understanding, developing the standards with application partners, and go-to-market capability. So if you think about the growth opportunity for the next ten years, we have identified three important plays: first one is digital imaging, second one is redefining printing and imaging so that we are not only talking about the content with just PC-connected devices, but with any device, with a PDA, with a cell phone, with a digital TV, any device which is connected with the Internet and mobility will be an important part; and the third important transformation opportunity for us is digital publishing. This is where all these trillions of pages which are printed on a commercial printer [are that] we would like to print on our digital presses.

Let me remind you [about] the last time I talked about our six key growth strategies. We continue to focus on the six growth strategies, but I'm going to highlight today the three transformation opportunities we have to continue to grow our business double-digit. We are winning in the low-end. The low-end is extremely important for us. We are going after the high-end of [the] copier and fax market, leveraging our personal all-in-one devices. And we absolutely are focused on making sure that we maintain our market share of our supplies business and continue to grow our supplies business.

The three opportunities that I want to talk about today are digital publishing, digital imaging, and redefining printing and imaging. Now, just to set the context, let me talk about the content transformation, and how that content transformation is going to have major implications on these three opportunities.

So let's start with commercial printing. Commercial printing today is a 400 billion dollar business, but there are a lot of inefficiencies. And if you think about the business model there, it's about hardware and services, and supplies is a very small part.

One of the key things for imaging and printing systems is to really have a business model where we can get hardware, supplies, and services revenue. And today we don't have really significant services revenue.

Now to get the services revenue, we need the phenomenal core capabilities we have in our computing and services organizations. We need to rely on Ann's [Livermore] organization and the core competencies her organization has to really take us into this new annuity stream that we need to get after.

The other important part with commercial printing is the technology. We understand both Inkjet and laser technology. Indigo technology has a value proposition which is very unique. It can do a quality which is really, in my mind, spectacular quality at a very high speed at a very low cost. You know you could do a four-by-six of this photo at 4,000 prints per hour. There is no technology which can do that -- any other technology probably will be 1,000 prints per hour maximum. So the technology with which we can get offset quality at high speed with cost-per-copy which is unparalleled to any other technology is the reason we bought Indigo.

The content transformation and having this digital press using Indigo technology are the two ways with which we will be able to transform commercial printing.

The third part is to really build services capability. So in my mind, when we have talked to the customers, what they are telling us is, yeah, we understand the digital revolution, but you have to tell us how can you reduce the cost of the way we are doing current commercial printing jobs, especially in the marketing collateral or sales collateral, because that's where we believe the initial revolution will happen.

They're asking us, how do we personalize and customize our content? How do we take our CRM system and use that in this digital world so that we will be able to have very targeted customization/personalization? How do we really figure out the supply chain of the content? Because when I run my SAP, or when I run my PeopleSoft HR application, and when I run my CRM application, the contracts are contracts, the document that I create. And I don't have a unified way of really generating this content once so that I could do it for the Web, I could do it for hardcopy, I could store it. I just don't have a unified way of doing it. Can you help us in making that happen?

The third thing they always tell us -- it's very complex. Right now I need to get my marketing organization, I need to get my outside commercial printer, I need to figure out my graphic artist. All these guys take a long time, it's a very complex process. How do I really make this thing happen?

The other thing is, it's not about documents. I want to get videos, I want to get audio files -- it's all about multimedia now. Because when all my digital assets are images, I want to train using video and then I want to have documents. How can I combine these multiple various forms of media using the Internet, using the different applications? How can I make all this thing happen?

And Hewlett-Packard has very unique assets here. We understand not only the documents. We understand video aspects of it, we understand audio -- digital information management is what we understand. We also understand with our storage business how you store all this information very uniquely. So we need to take our computing assets and our imaging and printing assets and really figure out how we can solve our customers' problems. Let me talk about a very specific example. The financial services customer came to us and said that we would like to have a deeper relationship with our customer in terms of the sales collateral material we do. We have warehouses right now where we print all this stuff. It takes 37 days and 23 steps in making this thing happen. So we worked with them for the last four months and [a] 37 days turnaround job is now six days. [A] twenty-three step process is only five steps, and the creative time, instead of 39 hours, it's in minutes. And [in] this particular example we saved significant cost for the customer, and allowed them to do personalization and customization.

But think about this particular example. This is a great opportunity for Hewlett-Packard, not only to get hardware in terms of digital press, and the supplies revenue that will come in printing this kind of material, but it also will bring services revenue in terms of consulting, in terms of really understanding how we can take care of their content. And that's where we really need to understand how we're going to get into this kind of a business.

This is not something that we understand very well from the box side of IPS. We have to really utilize the capability that we have in Ann's organization. They understand how to serve customers from the services point of view, consulting point of view, and support point of view. This is very different for us because right now, most of the work we do is through our channel partners. Our go-to-market model is very different. We need feet on the street.

We need to have a relationship with CIOs. They will understand that -- yeah, right now I'm spending so much money. How can I reduce the cost? How can I help my marketing organization who really wants to do customization and personalization? And I want to do this by really redesigning the business processes because current processes are very difficult. But if HP can come here and re-architect all our business processes, save substantial time and money and get personalization and customization, I think this is a great opportunity for us.

But we won't to be able to do this with our current capability. We have to rely on our computing partners. And this is a very important point because if you can say we have our very powerful, very profitable business, and we can continue to grow five/six percent with our box approach -- we can't afford that. This business has tremendous growth opportunity. But to realize that growth opportunity we must have different competencies. And fortunately for Hewlett-Packard we have that in other parts offered and that's the reason we need to be together.

When I've gone around in the last four months to all my sites, the key things we are doing is putting together a product fair where all of our six growth strategies are shown with the future products so that every employee in imaging and printing system will understand how they can contribute and continue to grow our business double-digits.

And the magic happens when you see for the next three years what kind of products and solutions we're going to have in one big room and all of our employees go through that and they understand, wow, not only we are a great business today, but we are going to continue to be a great business in the future. But to do that we have to do something very different.

We have to really understand how did we become a solutions company? How did we become [a] services company, and how do we not only get hardware and supplies revenue and profit stream, but we need to get services and support profit stream?

If you look at Xerox, they have [a] very similar business model. But Xerox doesn't have IT capability. Xerox will not be able to compete against Hewlett-Packard because CIOs are looking and saying, okay, I can understand what you're telling me in terms of the business process transformation, but what capability [do] you have? How can you really guarantee that we are not going to take down the IT system while really inserting this particular application? And I think that's what Hewlett-Packard can bring.

Let me give you another example on digital imaging. As you know, during the Christmas selling season we had a tremendous growth in this particular category. Hewlett-Packard is the leader in digital imaging. We are number one in terms of the photo-printers, and the beauty of our technology is we will be able to do this kind of printing now in the convenience of the home. But that's just one part of the solution.

In our mind we talk about the five use cases with which customers are really talking about digital imaging. Because to provide choice, control, and convenience, these are the three value propositions for digital imaging. You need a complete solution. You want a customer to take a picture with a digital camera and then print it right there; or take a picture, send it to Grandma using the Internet so they could share right away; or take a picture, get the card out, go to a photo-finishing store and get all the developments done there; or you could take a picture, send it through the Internet to the retail and get the solution that way.

All these five use cases Hewlett-Packard is going to win. And this is extremely important for us because we're not talking about just having a camera company. We want to do with our new 8x12 camera where you can take a picture and already this knows the email addresses of your key people that you want to share with. So as soon as you put [the camera] into the docking stations and push the button it will send the email. You don't have to do anything.

Now how can we do that? How can we differentiate like that? Because we understand the systems part of the business. We understand how the Internet works and how we want to share that.

Not only that part of the use case, but we also are into the photo-finishing side of the business. The same Indigo cam delivers [a] solution for central labs, but big companies like the Wal-Marts of the world and Targets of the world [will] be able to do all that development in the central labs.

We also have solutions with our Inkjet system. This is an Inkjet output. We just announced with Kodak Phogenix, and they could do that also in retail locations. So like you can go to Seven-Elevens in the future or Kinko's, and you'll be able to make that happen. So both for retail outlets and central labs, we have a solution.

But when we go and talk to these customers who are going to buy this photo-finishing equipment, they're saying, you know you're Hewlett-Packard -- not only do you supply the photo-finishing equipment, but give us the service, the storage, and the CRM systems because we want to do more than just provide four-by-six prints. We need to make money. And we need to make money through services so that people can get calendars, people can get so many other things, and I have a lot of examples here.

All this [is] what the photo-finishing people want to do. This is where the money's going to be. And the beauty of the digital system is you can do that all in one run. You could run four-by-six to eight-by-12s to a calendar right in the one run. You don't have to say, okay, I'm running now calendars so I'll close down the system and do something different. The same photo-finishing equipment, you can make that happen.

Now to really do the services and really make money they need efficiency. So they have told us that Hewlett-Packard is the only company that not only can provide the photo-finishing equipment, but they can provide servers, storage, and services. They're also interested in not only just document or just prints. They are interested in videos, CDs. Think about it. Everything is going digital, so you can go there and say, I want to make copies of this. I want a really big album out of this.

So the services we are talking -- but not only about print services, but non-print services. And again, I talked about the content transformation, right? Everything is digital. You could have videos, CDs, prints, images, documents, anything you want you will be able to provide the services. So I think not only the infrastructure piece but services is going to be very, very important for us.

And that's the ecosystem we talked about. The content, so the profits in digital imaging are in the capture side, in the home printing, and the supplies, photo-finishing equipment, supplies, services. And that's what we are all about -- so this transformation -- and that's where the opportunity's going to be huge. This is not about just printing another four-by-sixes. Because you can't really make money. You have to provide the value proposition of choice, control, convenience. Control so that the customer's in control -- they can do whatever they need.

And the price points are going to be the same as silver halide -- it's just that you will have very different choices and convenience. That's what's the value proposition here. And the ecosystem here will allow us to be an infrastructure, services, and appliances business.

If you remember, Carly talked about the vision here. We are in the intersection of connected, intelligent appliances, services, and infrastructure. And we are coming really making that real. This is real when we talk to customers. I just talked to a customer from Europe who's the largest photo-finishing house in Europe, and he was straight with me. He said I love your photo-finishing stuff, that's great, but I need everything -- I need your servers, storage, services, and beyond printing. I want to do something beyond printing.

And we are going to work with him. We are going to work with all these lighthouse accounts to understand what this transformation needs, and how it's going to bring new revenue and profit streams for Hewlett-Packard.

I already talked about the digital camera here. So you should think about why HP's going to win. HP's going to win because we are going to bring this kind of capability to our cameras. So this camera, you could send your files directly to the retailer and they will develop it. You will send it to your Grandma because her e-mail [address] is already into this particular camera. This is the only company which can do that because we understand end-to-end solutions, from capture to create, to share, to store.

And this is where storage is extremely important. So the architecture work that we are developing with Duane's [Zitzner] team -- think about the how the world is going to be about multimedia and they could write to a hardcopy or write to a storage. There is no difference. And the core architecture that we have, we can make that happen.

You could say, you could do that with partners. Why do you need all this stuff? I think enabling with partners is absolutely a requirement, but differentiating -- that's where the IP is going to come from, that's where the profits are going to come from. That's the only thing you can do when you have an understanding of that technology base in storage, in hardcopy, in capture devices, in PDAs. That complete end-to-end solution. You must make [a] distinction about enabling and differentiating. And differentiation provides the profit pull. You have to work with partners in enabling so that, [the] same way we could bring from a Jornada, we're going to work with RIM because we want to make sure our customers are happy. But this is enabling and this is differentiating, and differentiation provides the profit pull.

So the third transformation we're talking about is redefining printing and imaging. This is where we really want to focus on mobility and Internet connectivity. I talked about all of the LaserJets now are directly connected to the Internet. By next year we'll have all of our Inkjet printers connected directly to the Internet. We are working on phenomenal standards in making that happen, so that PC will become just another thing which is connected to the Internet. It's Internet-centric.

And [the] second thing we are working on is mobility. We have developed standards with which we can get Bluetooth and 802.11b connectivity. And we will work with partners in enabling, because mobility is the competitive advantage. And what we want our customers to do is they can print anywhere, anytime, from any device. It can be a cell phone, to a PDA, to a digital TV. And that will bring new-use models. That will bring new capability which will transfer to the commercial side of the business in digital imaging and digital publishing business. Because think about the world that content, creation, management, delivery, and storing -- it is your unified process.

So I think, again, the key investments we are making are Internet connectivity and mobility, and please come to the product fair. You're [able] to see all these three transformation capabilities in terms of actual solutions. We think that not only it will help our supplies business, because these are all incremental pages that we are going to print, but also [it] will help us in building fundamental competitive advantage in terms of mobility.

So when you think about our core business and the growth, there's a limitation there. When you think about transformation, then you can really talk about double-digit profit and revenue growth. But it's not going to be easy. It's not going to be just happening, because we are very good in [the] box business that we can make our transition to our systems and services business. We need [this] set of capabilities. And again, the important part here is HP has that on the computing side. We need to leverage that. We need to work with Ann and Duane's organization and in [the] future [the] Compaq organization -- the one HP, new HP, in making that happen. This is the only way we can grow our business double-digit -- and I absolutely fundamentally believe that, my employees believe that, my management believes that. This is the way to really grow the business. We can't apply yesterday's rules to grow our businesses.

If you look at IPS, we've been continuing to grow our businesses, and the only way we know that is to understand the market, understand the technology trend, understand the discontinuity, and with our good employees make contribution. And contribution is profit.

And this is very clear for us. The trends are PC-centric to Internet-centric. Trends are we must bring services revenue. And the approach I have always taken is "launch, learn, and lead." So I don't want to claim here that we know everything here -- how to get into the services and solutions business -- but the confidence that we have that we understand services aspects of it. We understand our customers. We have these lighthouse accounts both for [the] digital publishing and digital imaging business and with that and with our employees, we are going to make a contribution and we are going to be very successful.

So clearly what does that mean from HP/Compaq and why will that accelerate [our strategy]? So the way I look at it, the first is very simple. We must make other parts of HP healthy. Duane, we have to make our computing system healthy because otherwise we will over-rely on imaging and printing revenues and profits streams.

The second thing is the core competencies we have in the infrastructure, in services, in support business. We must leverage that in going after this transformation opportunity.

Third thing, the mobility, Internet connectivity, the multi-media architecture I talked about which can handle documents, images, video, audio, that's the direction we want to go. That's the Internet of the future. And we are going to invest in building the architecture with which our storage, our servers, our computing business will rely on, and we need to plug in directly with that so that not only we can enable, but could differentiate and we could make a contribution through which we'll make money.

I think each of these transformations requires not only the design architecture, [but] the core capability from go-to-market point of view, support point of view, financing point of view. In IPS we have to learn these fundamental things. And the only way to do that is to have an organization which understands and which has mastery in that. I think that's where the growth opportunity for IPS is.

It's nice to know everybody loves our business, but at the same time we have to figure out how we're going to grow the business.

I think on the go-to-market point of view, one more point I want to make is the relationship with CIOs. Ann talked about now we can come to the table and talk to SAPs of the world, Oracles of the world. We can't not have that relationship. We need to have relationships with application vendors and CIOs in making this transformation happen. We can't do that on our own.

I also feel that the direct capability that Duane's team will be developing is going to be extremely important for us. Because if you look at the commercial printing industry I talk about 400 billion dollars. The number one vendor there is Heidelberg. It's a five billion dollar company. So you scratch your head and say, how could that be? Four hundred billion dollar industry and number one is five billion dollars -- what's going on here? And then you figure out there are 400,000 commercial printers which are ten million each, and there is a lot of waste in labor and they make money in services. And you say if we can provide digital world with content transformation we can take a lot of inefficiencies out and bring new revenue for consulting services and support revenue.

I think that's what I'm talking about when I talk about transformation. That industry of 400 billion dollars is going to compress -- it's going to go down. An analogy I have is to look at the music industry. If you think about the music industry, it has gone digital faster than [that], and the only reason it's taking a long time is not -- none [of] the technical reasons, but because of who owns the content and there are a lot of legal issues.

I think commercial printing is going to go through the same transformation, and it's going to look very different from today. Right now, the engineers and technicians are making sure that the commercial printers are running. We're going to have digital presses which will have a green button, just like you press the button and you get your commercial print output and the content transformation.

We are also very actively involved in the integration process. I have put my top two people, Lee Ray Massey and Mary Peery in the integration team working with Webb [McKinney], because we also want to make sure that we are focused on execution. Our first quarter results are telling you that we are focused on execution. We are going to deliver the top line and bottom line growth that you expect from us, but at the same time we must make this transformation happen. And that's the effort that we are doing.

How do we make sure that we continue to excel in the consumer business which is going to be part of my organization? How do we excel into, really, this transformation opportunity? And for that reason we are working very actively with the integration team, and as a matter of fact, what we are finding is, this is allowing us to really understand the business model of how services work, how support works. We work very closely with Ann's organization and Duane and Peter Blackmore's organization. So that is how are we really going to be successful when the transformation happens and integration happens?

I want you to take home these four things: we are focused and we are executing well; the explosion of digital content is going to open the doors for exciting transformation opportunity; but in making that happen, we have to take a systems approach, we can't have a box approach; and the last part, this merger helps us in really bringing our capability and services and the server and the storage to a different level where we can talk about revolutionizing the content transformation for the future, and that's the opportunity. Thank you very much.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.